EX 23.2

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Palisade Bio, Inc. (formerly Seneca Biopharma, Inc.) of our report dated March 22, 2021, relating to the consolidated financial statements of Seneca Biopharma, Inc. as of December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020 which appear in the Seneca Biopharma, Inc. Annual Report on Form 10-K for the year ended December 31, 2020. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about Seneca Biopharma, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

November 18, 2021